August 1, 2014

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Ronald E. Alper

Re: North Bay Resources Inc. (the “Company”)
Registration Statement on Form S-1
Filed July 11, 2014
File No. 333-197732

We are responding to comments contained in the Staff letter, dated July 30, 2014, with respect to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Staff”) on July 11, 2014, file number 333-197732 (“Registration Statement”).

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies. The responses to the comments are numbered to relate to the corresponding comments in your letter.

General

1.
We note that you are registering the sale of 55,519,864 common shares. On page 19 you state that “[a]s of the date of this prospectus, there were 208,682,184 shares of our common stock outstanding (185,737,066 shares held by non-affiliates)….” According to the beneficial ownership table on page 29, however, it appears that 99,244,758 shares are held by affiliates and that there are 109,437,426 shares held by non-affiliates. Therefore, it appears that you are registering more than one third of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered. See Securities Act Compliance and Disclosure Interpretation 139.21 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Response:

We believe that the only persons shown in the beneficial ownership table that are affiliates are our CEO Perry Leopold and director Fred Michini based on the following reasons.

(1)
Tangiers Investors LP (“Tangiers”) is not an affiliate of the Company because its beneficial ownership is limited contractually. All the warrants and convertible notes it holds contain a blocker that limits conversion of such warrants and notes if, as a result of such conversion, Tangiers’ beneficial ownership will exceed 9.99% of the Company’s issued and outstanding shares of common stock.

(2)
Similarly, Ruby Development Company (“RDC”) is not an affiliate.  The four principals of RDC each individually owns 2,500,000 shares of our common stock individually, which equals 10,000,000 shares as a group. There is also a blocker provision in all of the warrants that prevents RDC from conversion if, as a result of such conversion, RDC’s beneficial ownership will exceed 4.99% of the Company’s issued and outstanding shares of common stock.

(3)
Mr. Leopold currently holds 4,000,000 shares of our Series A Preferred Stock, which may be converted into 20,000,000 shares of common stock. As of the date of this letter, Mr. Leopold is prohibited from converting any of his Series A Preferred Stock without providing the Company at least 61 days advance notice. The actual number of common stock owned by Mr. Leopold is 21,505,228 shares.

Based on the above, we respectfully submit that we are not registering more than one-third of the public float.

North Bay Resources Inc. acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold
Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (212) 930-9725
      Gregory Sichenzia, Esq.